EXHIBIT 4.4


                                AMENDMENT TO THE
               USFREIGHTWAYS CORPORATION LONG-TERM INCENTIVE PLAN


         The  USFreightways   Corporation  Long-Term  Incentive  Plan  shall  be
         amended, effective April 30, 1999, as follows:

1. The first and second paragraphs of Article III ("Shares Subject to the Plan") shall be amended to read as follows:

         The aggregate number of Shares as to which Awards may be granted from time to time shall be two million nine hundred fifty thousand (2,950,000) shares of which no more than fifty thousand (50,000) shares are for restricted stock awards having 0% Fair Market Value basis (subject to adjustments for stock splits, stock dividends, and other adjustments described in Section 17 hereof).

         In accordance with Code Section 162(m), if applicable, the aggregate number of Shares as to which Awards may be granted in any one calendar year to any one employee shall not exceed three hundred thousand (300,000) Shares (subject to adjustment for stock splits, stock dividends, and other adjustments described in Section 17 hereof).


2. Paragraph (a) of Article 7 ("Terms and Conditions of Incentive Options and Nonstatutory Options") shall be amended to read as follows:

         The purchase price of the Shares covered by each Option granted under the Plan shall be determined by the Committee. In the case of a grant of an Incentive Option (provided the Participant owns directly or by reason of the applicable attribution rules ten percent (10%) or less of the total combined voting power of all classes of share capital of the Company), and in the case of any grant of a Nonstatutory Option, the Option price per share of the Shares covered by each such Option shall be not less than the Fair Market Value of the Shares on the date of the grant of the Option. In all cases of Incentive Options not covered by the preceding sentence, the Option price shall be not less than one hundred ten percent (110%) of the Fair Market Value on the date of grant.

3. Article 7 ("Terms and Conditions of Incentive Options and Nonstatutory Options") shall be amended to add the following Paragraph (o):

         Repricing

         The Committee may not at any time reduce the exercise price of an Option previously awarded to any Participant, whether through amendment, cancellation or replacement grants, or any other means (subject to adjustments for stock splits, stock dividends, and other adjustments described in Section 17 hereof).


4. Article 8 ("Required Terms and Conditions of Restricted Stock")shall be amended to add the following Paragraph (h):

         Notwithstanding anything in this Article 8 to the contrary, any restriction period imposed hereunder shall be for a period of not less than three (3) years, if such restriction is based upon continuous service with the Company or its Affiliates.

         IN WITNESS WHEREOF, this Amendment is executed this 30th day of April, 1999.

                                                 USFreightways Corporation


                                                 By: /s/ J. C. Carruth
                                                         J. C. Carruth
                                             Its: Chairman of the Board and
                                                   Chief Executive Officer